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                                                                      Exhibit 23




                       Consent of Independent Auditors



We consent to the incorporation by reference of our report dated May 31, 1995, with respect to the statements of revenues and direct operating expenses for the years ended December 31, 1994 and 1993 of certain oil and gas properties subject to a letter of intent to enter into a definitive sales agreement dated May 23, 1995 between Quaker State Corporation and Belden & Blake Corporation in the current report on Form 8-K of Belden & Blake Corporation dated August 9, 1995 and in the Registration Statement No. 33-69802 on Form S-8 and related Prospectus of Belden & Blake Corporation.



                                        ERNST & YOUNG LLP

Cleveland, Ohio
August 9, 1995